Exhibit 99.1

Thomson Reuters Appoints Two New Directors

NEW YORK, September 16, 2015 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the appointment of Ed Clark and Barry Salzberg to the company’s Board of Directors, effective immediately.

“Ed and Barry are inspired leaders and innovators who have successfully led multi-billion dollar firms through periods of significant growth. The development of talent and an emphasis upon succession were hallmarks of their nature and success,” said David Thomson, Chairman of Thomson Reuters. “Their collective experience in financial services, tax and accounting, and legal industries coupled with an understanding of our customers in those markets will stimulate our board and the company. All of us welcome their participation in our journey.”

Clark, 67, served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. Clark is chair of the Advisory Board for the School of Public Policy and Governance at the University of Toronto and in 2014 was elected to the Board of Trustees of the Brookings Institute. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. Clark is also a special advisor to The Woodbridge Company Limited, the principal shareholder of Thomson Reuters. Clark was appointed to the Thomson Reuters Board’s Human Resources Committee.

Salzberg, 61, served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. Salzberg joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. He is currently a Professor at Columbia Business School. Salzberg is a board member of New Profit, Inc. and College Summit, and previously served as Chairman of the United Way Worldwide and Chairman of the Board of the YMCA of Greater New York. Salzberg was appointed to the Thomson Reuters Board’s Audit Committee.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com